

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 10, 2018

Marshall Eves
Chief Executive Officer
PermRock Royalty Trust
201 West Wall Street, Suite 421
Midland, TX 79701

>   **Re: PermRock Royalty Trust**
>   **Draft Registration Statement on Form S-1**
>   **Submitted December 14, 2017**
>   **CIK No. 0001724009**

Dear Mr. Eves:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 1

Key Investment Considerations, page 6

2.   Please expand your disclosure to discuss that Boaz Energy is not a fiduciary with respect to, and will not owe any fiduciary duties or liabilities to, the trust unitholders or the trust. In this regard, we note your disclosure on page 32.

Boaz Energy, page 17

3.   Expand your disclosure to clarify the reason for the difference in the net quantities of proved reserves as of September 30, 2017 disclosed here and elsewhere on page 86 and page 1 (Boaz Energy) under "Information about Boaz Energy II, LLC" and the net quantities attributable to the Underlying Properties as of the same date. This comment also applies to the net quantities of proved reserves as of December 31, 2016 presented on page F-19 (Boaz Energy) under "Boaz Energy II, LLC and Its Subsidiaries" and page F-27 (Boaz Energy) under "Memorial Acquired Properties" and the net quantities attributable to the Underlying Properties as of the same date.

The trust is managed by a trustee who cannot be replaced, page 32

4.   Please revise to clarify whether you intend to hold annual meetings of trust unitholders. In that regard, we note your disclosure that there is no requirement for you to do so.

Use of Proceeds, page 41

5.   Please revise your disclosure here and at page 19 to clarify that net proceeds to Boaz Energy exclude the structuring fee.

Projected Cash Distributions, page 42

6.   Please revise to provide your historical cash available for distribution on an aggregate and per share basis for your last fiscal year.

7.   We note you disclose pro forma cash available for distribution by the trust for the twelve month period ending March 31, 2019. As you intend to make monthly distributions, please demonstrate your ability to make payments on a monthly basis. For example, you could expand the table on page 44 to show the distributions by month.

8.   Please disclose the minimum NYMEX futures strip price for crude oil and natural gas at which the trust will be able to make a monthly cash distribution.

9.   Please clarify the meaning of the term "gravity" and its impact on Boaz Energy's estimate of the differential between the NYMEX published crude price of crude oil and natural gas and the assumed realized sales price disclosed in your projected cash distributions for the twelve month period ending March 31, 2019.

The Underlying Properties, page 49

Operating Data of the Underlying Properties, page 54

10.   Tell us how you considered the requirements with regard to disclosure of production, by final product sold, for each field and/or geological formation that contains 15% or more of your total proved reserves. Refer to Item 1204(a) of Regulation S-K and Rule 4-10(a)(15) of Regulation S-X.

Summary of Oil and Natural Gas Reserves, page 58

11.   Expand the disclosure of proved reserves on pages 59 and 60 to additionally provide the net quantities by product type of proved developed and proved undeveloped reserves. Refer to Item 1202(a)(2) of Regulation S-K.

Proved Undeveloped Reserves (PUDs), page 61

12.   Please modify the explanation of the changes in proved undeveloped reserves to relate the line item change to the corresponding operating area(s), e.g. the Permian Clearfork, Abo, Shelf and/or Platform. For example, expand the disclosure related to additions from extensions and discoveries to further discuss where the "successful wells" related to this change were drilled.

        Furthermore, your disclosure should identify and quantify each factor that contributed to a change in reserves, including any offsetting factors. In particular, disclosure relating to revisions in previous estimates should identify such underlying factors as changes caused by commodity prices, well performance, improved recovery, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan.

        This comment also applies to the disclosure of the changes in total proved reserves, other than production, as presented under the "PermRock Royalty Trust Underlying Properties" on page F-7, the "Memorial Underlying Properties" on page F-14, "Boaz Energy II, LLC and Its Subsidiaries" on page F-19 (Boaz Energy) and the "Memorial Acquired Properties" on page F-27 (Boaz Energy). Refer to Item 1203(b) of Regulation S-K and FASB ASC 932-235-50-5.

13.   You disclose that you converted 290.7 MBoe of proved undeveloped reserves to developed status during 2016, equating to approximately 6.7% of the total prior year-end

proved undeveloped reserves. In comparison, you disclose 5,418.5 MBoe in total proved undeveloped reserves to be converted to developed status over the next five years. Given that this rate of development, if sustained, would not be sufficient to develop your reserves over the next five years, disclose the reasons for the limited progress made during 2016 and explain how your plans relating to the conversion of your remaining proved undeveloped reserves have changed to ensure that your reserve estimates adhere to the criteria in Rule 4-10(a)(31)(ii) of Regulation S-X. Please note, disclosure under Item 1203(c) of Regulation S-K should inform readers regarding progress, or lack thereof, and any factors that impacted progress in converting proved undeveloped reserves to developed status.

14.   Provide us with your development schedule, indicating for each future annual period, the number of gross wells to be drilled along with the net quantities of proved reserves and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2016 to developed status.

Producing Acreage and Well Counts, page 62

15.   We note that you describe your acreage as "producing acreage" and disclose that all of the acreage comprising the Underlying Properties is held by production. Please note undrilled acreage that is held by production should be reported as undeveloped acreage for purposes of disclosure under Item 1208(b) of Regulation S-K. Please modify your disclosure as necessary to resolve any inconsistencies in the classification of your acreage.

Drilling Results, page 63

16.   Expand your disclosure to discuss your present activities, such as the number of wells in the process of being drilled (including wells temporarily suspended), waterfloods in process of being installed, pressure maintenance operations, and any other related activities of material importance subsequent to the fiscal year-end. Refer to Item 1206 of Regulation S-K.

Marketing, Transportation and Customers, page 63

17.   We note disclosure on page 64 which states "natural gas that is processed to remove NGLs is done under a percentage of proceeds contract and the trust's percentage of those proceeds will be included in the net profits interest." Tell us the extent that the production volumes and reserves disclosed in the Registration Statement include natural gas liquids.

18.   Please expand your disclosure to discuss how you sell oil and natural gas to Phillips 66, Sunoco, Inc. and Occidental Energy Marketing, Inc. To the extent there is a long-term

agreement or contract governing such sales, please file that document as an exhibit to the registration statement.

Description of the Trust Agreement, page 76

Fees and Expenses, page 79

19.   Please clarify whether the officers and managers of Boaz Energy's board of managers will receive any compensation from the trust.

Boaz Energy, page 86

Operating and Reserves Data of Boaz Energy, page 87

20.   Expand the disclosure of production expressed as barrels of oil equivalent to additionally provide the volumes, by final product sold, of oil and natural gas. Refer to Item 1204(a) of Regulation S-K.

21.   Expand the disclosure of proved developed reserves expressed as barrels of oil equivalent to additionally provide the net quantities by product type of proved developed, proved undeveloped and total proved reserves. Refer to Item 1202(a)(2) of Regulation S-K.

Management of Boaz Energy, page 87

22.   Please provide the disclosure required by Item 402 of Regulation S-K.

Federal Income Tax Considerations, page 94

23.   We note you disclose that in the opinion of Vinson & Elkins L.L.P. for U.S. federal income tax purposes, the trust will be treated as a grantor trust and not as an unincorporated business entity. Please set forth the basis for this opinion. Please refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, Section III.C.1.

Tax Consequences to U.S. Trust Unitholders, page 94

24.   We note you disclose that the Net Profit Interests should be treated as a continuing, non-operating economic interest in the nature of a royalty payable out of production from the mineral interests it burdens and that payments out of production received by the trust in respect of the Net Profit Interests should be treated as ordinary income. Please ensure that in its opinion, counsel explains why it cannot give a "will" opinion with respect to each of these matters, and ensure that counsel describes the degree of uncertainty. Please refer to SLB No. 19 at Section III.C.4.

PermRock Royalty Trust Underlying Properties

Notes to the Statement of Revenues and Direct Operating Expenses

Standardized Measure of Discounted Future Net Cash Flows, page F-7

25.   Please tell us if the costs associated with the abandonment of your proved properties, including such costs related to proved undeveloped locations, have been included as part of the development costs used in the calculation of the standardized measure. If such costs have been omitted, please tell us why a revision in the calculation of the standardized measure is not necessary. This comment also applies to the standardized measure relating to the "Memorial Underlying Properties" on page F-14, the "Boaz Energy II, LLC and Its Subsidiaries" on page F-20 (Boaz Energy) and the "Memorial Acquired Properties" on page F-27 (Boaz Energy).

If you require further clarification, please refer to the guidance provided by the Division of Corporation Finance to companies engaged in oil and gas producing activities in a letter dated February 4, 2004, available on our website at:

http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

Unaudited Pro Forma Financial Statements

Notes to the Unaudited Pro Forma Financial Statements

Note 4 – Income from Net Profits Interest, page F-24

26.   Provide further detail showing the revenues and direct operating expenses of the underlying properties which make up the pro forma excess of revenues over direct operating expenses.

Note 5 – Pro Forma Adjustments, page F-24

27.   Tell us how the pro forma adjustment for general and administrative expenses (i.e., accounting fees, engineering fees, legal fees, etc) meets the criteria per Rule 11-02(b)(6) of Regulation requiring that adjustments are (i) directly attributable to the transaction, (ii) expected to have a continuing impact, and (iii) factually supportable.

Boaz Energy II, LLC

Notes to the Financial Statements of Boaz Energy II, LLC

Note 12 – Supplemental Oil and Natural Gas Disclosures, page F-18

28.   Revise to provide disclosure of costs incurred for property acquisition, exploration, and development activities in accordance with FASB ASC 932-235-50-18.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Boaz Energy, page BOAZ ENERGY 4

Overview, page BOAZ ENERGY 4

29.   You state that Boaz Energy II, LLC has and expects that it will continue to periodically enter into oil and natural gas derivative contracts to manage risks related to fluctuations in prices attributable to its expected oil and natural gas production. Expand the disclosure regarding your derivative arrangements to provide comparative information that will enable an investor to ascertain the likelihood that your past results are indicative of future performance. Refer to Section III.B. of SEC Release No. 33-8350.

Exhibit 99.1, Annex R-1 and R-2

30.   The reserves reports included as Annexes R-1 and R-2 do not appear to address all of the requirements of the report pursuant to Item 1202(a)(8) of Regulation S-K. Please obtain and file revised reserves reports to address the following points.

- The reserves report should include the date on which the report was completed (Item 1202(a)(8)(ii)).

- The reserves report should include a statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331, or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Advisor, at (202) 551-3763 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: David P. Oelman
       Vinson & Elkins L.L.P.